UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.
(Translation of registrant's name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F …                                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE SHORE GOLD CORP.
Date:  January 8, 2016                                                                           By:            /s/ Alasdair Federico
Name:            Alasdair Federico
Title:            VP, General Counsel & Secretary

EXHIBITS

Exhibit No.	Exhibit Description
99.1
Press Release, dated January 8, 2016, announcing Lake Shore Gold Corp.'s production for the full year 2015, including 183,300 ounces sold at an average selling price of US$1,164 (CAD$1,481) per ounce, 179,600 ounces poured and 178,700 ounces recovered. Lake Shore Gold also announced production guidance for 2016 of 170,000 to 180,000 ounces of gold, to include 160,000 to 170,000 ounces of commercial production and 10,000 to 15,000 ounces of non-commercial production from the 144 Gap Zone.